Exhibit 99.3

Masonglory Limited and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

Acquisition of 20% of the equity interests in Beta Beteiligungs und Besitz GmbH (the “Acquisition”)

On August 12, 2026, Masonglory Limited (the “Company”, or “Masonglory”) entered into a share swap agreement (the “Share Swap Agreement”) with the holder of a 49% equity interest in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria (“BETA”), and the beneficial owner of such holder, pursuant to which such holder agreed to transfer 20% of the equity interests in BETA to a wholly-owned subsidiary of the Company, and, as consideration therefor, the Company agreed to allot and issue to such beneficial owner an aggregate of 1,377,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Consideration Shares”). The number of Consideration Shares was determined by reference to a valuation of 100% of the equity interests in BETA of US$23,400,000 performed by an independent third-party valuation firm, and a price per Class A ordinary share of US$3.40, which was determined by reference to the closing bid price of the Class A ordinary shares of the Company of US$3.43 on August 11, 2026.

BETA is engaged in the trading and distribution of construction materials, principally bathtubs, hot tubs and swim spas, in Continental Europe, which is complementary to the Company’s existing wet trades and construction materials services business, and the transaction represents a horizontal, synergistic expansion of the Company’s geographic footprint and construction materials product portfolio into Continental Europe.

The Consideration Shares will be issued in an offshore transaction without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions from the registration requirements of the Securities Act, and will constitute “restricted securities” that may not be offered, sold, pledged or otherwise transferred except in accordance with applicable transfer restrictions.

Such beneficial owner is not affiliated with the Company or any of its directors or officers. Immediately following the closing of the transactions contemplated by the Share Swap Agreement, such beneficial owner will hold less than five percent (5%) of the aggregate voting power of the Company.

The foregoing description of the Share Swap Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Swap Agreement.

On August 13, 2026, the Acquisition was contemplated by the Share Swap Agreement.

The Acquisition constitutes the acquisition of a significant business under Rule 3-05 of Regulation S-X, and the following financial statements of BETA are included as Exhibits 99.1 and 99.2 to the Company’s Report on Form 6-K of which this unaudited pro forma condensed combined financial information forms a part:

●	Audited consolidated financial statements of BETA as of and for the years ended December 31, 2025 and 2024; and

●	Unaudited condensed consolidated financial statements of BETA as of June 30, 2026 and for the six months ended June 30, 2026 and 2025.

The financial statements of BETA referred to above have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Unaudited Pro Forma Condensed Combined Financial Information

The accompanying unaudited pro forma condensed combined financial information is based on the historical financial statements of the Company and BETA, as adjusted to give effect to the Acquisition. Further details about the Acquisition, along with the key assumptions and estimates underlying the pro forma adjustments, are described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the ZentoAI Acquisition as if it had been consummated on March 31, 2026, and has been prepared using, and should be read in conjunction with, the following:

●	the Company’s consolidated balance sheet as of March 31, 2026 and the related notes, as the Company’s Report on Form 20-F furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2026; and

●	BETA’s unaudited condensed consolidated balance sheet as of June 30, 2026, and the related notes, included in the unaudited condensed consolidated financial statements of BETA referred to above.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2026 gives effect to the Acquisition as if it had been consummated on April 1, 2025, the beginning of the earliest period presented, and has been prepared using, and should be read in conjunction with, the following:

●	the Company’s consolidated statement of operations and comprehensive income for the year ended March 31, 2026 and the related notes, as the Company’s Report on Form 20-F furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2026; and

●	BETA’s unaudited condensed consolidated statement of operations and comprehensive income for the six months ended June 30, 2026, and the related notes, included in the unaudited condensed consolidated financial statements of BETA referred to above.

The accompanying unaudited pro forma adjustments are based on available information and assumptions that management believes are reasonable, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information prepared in accordance with the rules and regulations of the SEC. The unaudited pro forma condensed combined financial information does not purport to represent the actual financial position or results of operations that the Company and BETA would have achieved had the companies been combined during the periods presented herein.

The Company has prepared the following unaudited pro forma condensed combined financial information pursuant to the requirements of Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. The unaudited pro forma condensed combined financial information reflects only Transaction Accounting Adjustments, which depict the accounting for the Acquisition required by U.S. GAAP. The Company has elected not to present Management’s Adjustments. The unaudited pro forma condensed combined financial information is not intended to project the future results of operations that the combined company may achieve after the Acquisition and does not reflect any adjustments for post-closing integration costs, or any potential cost savings or revenue enhancement synergies that may be realized as a result of the Acquisition.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2026

			Transaction
	Masonglory	BETA	Accounting		Pro Forma
	Hisrorical	Hisrorical	Adjustments	Note	Combines
Assets	US$	US$	US$		US$
Current assets
Cash at banks	315,721	1,585,107	-		1,900,828
Accounts receivable, net	3,860,092	2,053,284	-		5,913,376
Contract assets	4,669,138	-	-		4,669,138
Prepayments and other current assets	208,974	892,239	-		1,101,213
Deposits	2,590	-	-		2,590
Inventories	-	8,834,642	-		8,834,642

Total current assets	9,056,515	13,365,272	-		22,421,787

Non-current assets
Property, plant and equipment, net	1,775,077	415,891	-		2,190,968
Operating lease right-of-use assets, net	-	1,393,291	-		1,393,291
Finance lease right-of-use assets, net	-	167,540	-		167,540
Intangible assets, net	-	17,878	-		17,878
Goodwill	-	-	3,922,136	(A)	3,922,136
Investments in pension insurance policies	-	149,404	-		149,404
Prepayments	626,923	-	-		626,923

Total non-current assets	2,402,000	2,144,004	3,922,136		8,468,140

Total assets	11,458,515	15,509,276	3,922,136		30,889,927

Current liabilities
Accounts payable, Third party	2,108,370	2,570,450	-		4,678,820
Accounts payable, Related party	-	1,440,287	-		1,440,287
Current liabilities	-	4,003,562	-		4,003,562
Amount due to a related party	153,846	2,324,765	-		2,478,611
Accrued expenses and other payables	225,695	1,054,992	439,130	(B)	1,719,817
Operating lease liabilities, current portion	-	776,863	-		776,863
Finance lease liabilities, current portion	-	79,445	-		79,445
Income tax payable	407,172	42,272	-		449,444
Bank overdrafts	-	2,166,746	-		2,166,746

Total current liabilities	2,895,083	14,459,382	439,130		17,793,595

Non-current liabilities
Deferred tax liabilities	200,190	-	-		200,190
Operating lease liabilities, non-current portion	-	616,428	-		616,428
Finance lease liabilities, non-current portion	-	82,492	-		82,492

Total non-current liabilities	200,190	698,920	-		899,110

Total liabilities	3,095,273	15,158,302	439,130		18,692,705

Shareholders’ equity
Masonglory ordinary shares, 500,000,000 shares authorized; USD0.0001 par value, 16,957,000 shares issued and outstanding, as of March 31, 2026	1,696	-	138	(D)	1,834
BETA ordinary share, issued and outstanding as of June 30, 2026	-	10,585	(10,585)	(C)	-
Additional paid in capital	13,071,336	-	4,242,972	(B), (C), (D)	17,314,308
Exchange reserve	-	223,090	(223,090)	(C)	-
Capital reserve	-	529,229	(529,229)	(C)	-
Accumulated losses	(4,709,790)	(411,930)	2,800	(B), (C), (D)	(5,118,920)

Total shareholders’ equity	8,363,242	350,974	3,483,006		12,197,222

Total liabilities and shareholders’ equity	11,458,515	15,509,276	3,922,136		30,889,927

See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended March 31, 2026

			Transaction
	Masonglory	BETA	Accounting		Pro Forma
	Hisrorical	Hisrorical	Adjustments	Note	Combines
	US$	US$	US$		US$
Revenue	23,555,839	13,078,143	-		36,633,982
Cost of revenue	(22,517,082)	(6,998,611)	-		(29,515,693)

Gross profit	1,038,757	6,079,532	-		7,118,289

Operating expenses
General and administrative expenses	(8,852,414)	(6,414,294)	(409,130)	(a)	(15,675,838)

Total operating expenses	(8,852,414)	(6,414,294)	(409,130)		(15,675,838)

Loss from operations	(7,813,657)	(334,762)	(409,130)		(8,557,549)

Other income (expense)
Interest expense, net	-	(106,219)	-		(106,219)
Other income	21,945	601,704	-		623,649

Total other income, net	21,945	495,485	-		517,430

(Loss) Income before income taxes	(7,791,712)	160,723	(409,130)		(8,040,119)
Income tax expense	(213,018)	(58,687)	-		(271,705)

Net (loss) income	(8,004,730)	102,036	(409,130)		(8,311,824)

Net (loss) income per share attributable to ordinary shareholders
Basic and diluted	(0.56)			(4)

Weighted average number of ordinary shares used in computing net (loss) income per share
Basic and diluted	14,353,540		1,377,000	(4)	15,730,540

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Company accounted for the Acquisition using the acquisition method of accounting under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires that the purchase price of the acquisition be allocated to the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the fair value of the identifiable net assets acquired recorded as goodwill.

Acquisition-related transaction costs incurred by the Company were expensed as incurred in the periods in which the related services were received.

Note 2. Purchase Consideration and Purchase Price Allocation

Under the acquisition method of accounting, BETA’s identifiable assets acquired, liabilities assumed and non-controlling interest are recorded at their acquisition-date fair values and added to those of the Company. Management determined these fair values and, in doing so, considered in part a valuation report dated July 30, 2026 issued by Win Bailey Valuation and Advisory Limited, an independent valuation firm.

The following table summarizes the components of the purchase consideration and the purchase price allocation used to prepare the pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The allocation combines the acquisition-date fair values of the purchase consideration and the intangible asset acquired with the carrying amounts, which approximate fair value, of BETA’s other assets and liabilities as of March 31, 2026, the date of the unaudited pro forma condensed combined balance sheet. Goodwill as of the acquisition date therefore differs from the amount presented below to the extent that BETA’s net assets changed between March 31, 2026 and the acquisition date.

US$
Consideration
Fair value of 1,377,000 restricted Class A ordinary shares issued (1)	4,723,110
Total purchase consideration	4,723,110

Allocation of purchase consideration:
Cash and cash equivalents	1,585,107
Trade receivables, net	2,053,284
Prepayments and other current assets	892,239
Inventories	8,834,642
Property, plant and equipment, net	415,891
Operating lease right-of-use assets, net	1,393,291
Finance lease right-of-use assets, net	167,540
Intangible assets, net	17,878
Goodwill	3,922,136
Investments in pension insurance policies	149,404
Trade payables, Third party	(2,570,450)
Trade payables, Related party	(1,440,287)
Other payable and accruals	(1,054,992)
Contract liabilities	(4,003,562)
Amount due to ultimate holding company	(2,324,765)
Operating lease liabilities, current portion	(776,863)
Finance lease liabilities, current portion	(79,445)
Bank overdrafts	(2,166,746)
Current tax liabilities	(42,272)
Operating lease liabilities, non-current portion	(616,428)
Finance lease liabilities, non-current portion	(82,492)

4,723,110

(1)	Represents the fair value of the 1,377,000 Consideration Shares on the acquisition date, measured at the closing price of the Company’s Class A ordinary shares on the Nasdaq Capital Market on August 11, 2026, the last trading day preceding the acquisition date, of $0.343 per share.

Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are Transaction Accounting Adjustments that depict the accounting for the Acquisition required by U.S. GAAP. The adjustments to the unaudited pro forma condensed combined balance sheet assume that the Acquisition was consummated on March 31, 2026, and the adjustments to the unaudited pro forma condensed combined statements of operations assume that the Acquisition was consummated on April 1, 2025. The tax effects of the pro forma adjustments, if any, are calculated at the statutory tax rates in effect in the relevant jurisdictions during the periods presented.

Adjustments to the unaudited pro forma condensed combined balance sheet as of March 31, 2026

(A)	Reflects goodwill of $3,922,136, representing the excess of the purchase consideration and the non-controlling interest over the fair value of the identifiable net assets acquired (see Note 2).

(B)	Reflects the accrual of estimated transaction costs of $439,130, consisting of legal and other professional fees incurred or expected to be incurred in connection with the Acquisition that are not reflected in the Company’s historical balance sheet, of which $409,130 is recognized as a reduction of retained earnings and $30,000, being costs directly attributable to the issuance of the Consideration Shares, is recognized as a reduction of additional paid-in capital.

(C)	Reflects the elimination of BETA’s historical shareholders’ equity of $350,974, comprising ordinary shares of $10,585, exchange reserve of $223,090, capital reserve of $529,229 and accumulated losses of $(411,930).

(D)	Reflects the issuance of the 1,377,000 Consideration Shares at their acquisition-date fair value of $0.343 per share, or $4,723,110 in aggregate, of which $138 is recognized as par value and $4,722,972 as additional paid-in capital, less share issuance costs of $30,000.

Adjustment to the unaudited pro forma condensed combined statements of operations

(a)	Reflects the accrual of estimated transaction costs of $439,130, consisting of legal and other professional fees incurred or expected to be incurred in connection with the Acquisition that are not reflected in the Company’s historical balance sheet, of which $409,130 is recognized as a reduction of retained earnings and $30,000, being costs directly attributable to the issuance of the Consideration Shares, is recognized as a reduction of additional paid-in capital.

Note 4. Pro Forma Net (Loss) Income per Share

Pro forma basic and diluted net (loss) income per share is calculated by dividing the pro forma net (loss) income attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding, adjusted to give effect to the issuance of the 1,377,000 Consideration Shares as if they had been outstanding since April 1, 2025. For the year ended March 31, 2026, the pro forma weighted average number of ordinary shares outstanding, basic and diluted, was 15,730,540, comprising the Company’s historical weighted average number of ordinary shares outstanding of 14,353,540 and the 1,377,000 Consideration Shares.